UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 000-38511

SOHU.COM LIMITED

(Exact name of registrant as specified in its charter)

Level 18, Sohu.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190, People’s Republic of China

+86-10-6272-6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐    No  ☑

On January 24, 2020, the registrant announced that its wholly-owned subsidiary Sohu.com (Game) Limited (“Sohu Game”) and a newly-formed wholly-owned subsidiary of Sohu Game, Changyou Merger Co. Limited (“Merger Co.,” and together with the registrant and Sohu Game, the “Sohu Group”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Changyou.com Limited (“Changyou”), pursuant to which the Sohu Group will acquire all outstanding shares of Changyou that the registrant does not already beneficially own in an all-cash transaction (the “Merger”). Copies of the press release issued by the registrant regarding the foregoing and of the Merger Agreement are submitted herewith as Exhibits 99.1 and 99.2 and are incorporated herein by reference.

Safe Harbor Statement

This report on Form 6-K includes statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those referred to in any such forward-looking statements because of risks and uncertainties, including the possibility that the Merger will not occur as planned if events arise that result in the termination of the Merger Agreement, if the expected financing for the Merger is not available for any reason, or if one or more of the various closing conditions to the Merger are not satisfied or waived, and other risks and uncertainties regarding the Merger Agreement and the Merger that will be discussed in a transaction statement on Schedule 13E-3 that will be filed with the Securities and Exchange Commission.

Exhibits.

99.1	Press Release issued by the registrant on January 24, 2020.

99.2	Agreement and Plan of Merger, dated as of January 24, 2020, by and among Sohu.com (Game) Limited, Changyou Merger Co. Limited, and Changyou.com Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sohu.com Limited

By:	/s/ Joanna Lv

Name:	Joanna Lv
Title:	Chief Financial Officer

Date: January 24, 2020